                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K



[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of
    1934
    For the fiscal year ended December 31, 1996

    or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange
    Act of 1934
    For the transition period from ______ to ______


                        Commission File Number 0-19614


                     H.D. VEST, INC. SALARY SAVINGS TRUST

                                H.D. VEST, INC.
         433 East Las Colinas Blvd., Third Floor, Irving, Texas 75039

H.D. VEST, INC.
SALARY SAVINGS TRUST

FINANCIAL STATEMENTS
AS OF DECEMBER 31, 1996 AND 1995,
AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 31, 1996

TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator of the
H.D. Vest, Inc. Salary Savings Trust:

We have audited the accompanying statements of net assets available for plan benefits of the H.D. Vest, Inc. Salary Savings Trust (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the years then ended, as listed in the accompanying index. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purpose as of December 31, 1996, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                        /S/ ARTHUR ANDERSEN LLP

Dallas, Texas,
  June 12, 1997

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


           INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
           --------------------------------------------------------


                                                                    Page(s)
                                                                    -------

Statement of Net Assets Available for Plan Benefits with Fund
  Information as of December 31, 1996                                  3

Statement of Net Assets Available for Plan Benefits with Fund
  Information as of December 31, 1995                                  4

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information for the Year Ended December 31, 1996           5

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information for the Year Ended December 31, 1995           6


Notes to Financial Statements                                        7-11

Schedule I - Item 27a - Supplemental Schedule of Assets Held for
  Investment Purposes as of December 31, 1996                         12

Schedule II - Item 27d - Supplemental Schedule of Reportable
  Transactions for the Year Ended December 31, 1996                   13

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------

                                                                          Participant Directed
                             -----------------------------------------------------------------------------------------
                                       Capital     Kemper
                                       Reserves     U.S.     Massachusetts                        H.D. Vest
                             Bank One   Money    Government    Investors    Oppenheimer   Putnam   Employer  H.D. Vest
                             Holding    Market   Securities     Trust A       Global     Voyager    Stock    Liquidity
                             Account     Fund       Fund         Fund          Fund        Fund      Fund      Fund
                            ---------  --------  ----------  -------------  -----------  --------  --------  ---------

ASSETS:
  Investments, at fair
   value                    $ 22,230    $3,307     $10,126      $91,222       $256,362   $731,823  $153,479     $37

RECEIVABLES:
  Interfund receivables
    (payables)               (18,655)        -           -            -          2,053     14,075     2,527       -
  Dividends receivable             -         -           -            -              -     48,686         -       -
  Participant contributions        -         -           -            -              -          -         -       -
  Employer matching
    contributions                  -         -           -            -              -          -         -       -
                            --------    ------     -------      -------       --------   --------  --------     ---

          Total receivables  (18,655)        -           -            -          2,053     62,761     2,527       -

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS         $  3,575    $3,307     $10,126      $91,222       $258,415   $794,584  $156,006     $37
                            ========    ======     =======      =======       ========   ========  ========     ===


                            ----------------



                             Loan
                             Fund     Other     Total
                            -------  -------  ----------

ASSETS:
  Investments, at fair
   value                    $74,409  $     -  $1,342,995

RECEIVABLES:
  Interfund receivables
    (payables)                    -        -           -
  Dividends receivable            -        -      48,686
  Participant contributions       -   14,451      14,451
  Employer matching
    contributions                 -    2,890       2,890
                            -------  -------  ----------

          Total receivables       -   17,341      66,027

NET ASSETS AVAILABLE
  FOR PLAN BENEFITS         $74,409  $17,341  $1,409,022
                            =======  =======  ==========


    The accompanying notes are an integral part of this financial statement.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION
   -------------------------------------------------------------------------

                            AS OF DECEMBER 31, 1995
                            -----------------------



                                                                Participant Directed
                            ----------------------------------------------------------------------------------------------

                            Capital     Kemper                                           H.D.
                            Reserves     U.S.     Massachusetts                          Vest
                             Money    Government    Investors    Oppenheimer  Putnam   Employer  H.D. Vest
                             Market   Securities     Trust A       Global    Voyager    Stock    Liquidity  Loan
                              Fund       Fund         Fund          Fund       Fund      Fund      Fund     Fund    Other   Total
                            --------  ----------  -------------  ----------- --------  --------  --------- ------- ------- --------

ASSETS:
 Investments, at fair
  value                       $593      $7,661       $57,781       $154,584  $575,388   $65,490     $71    $26,472 $     - $888,040

RECEIVABLES:
 Participant contributions       -           -             -              -         -         -       -          -   8,956    8,956
 Employer matching
  contributions                  -           -             -              -         -         -       -          -   1,791    1,791
                              ----      ------       -------       --------  --------   -------     ---    ------- ------- --------

         Total receivables       -           -             -              -         -         -       -          -  10,747   10,747
                              ----      ------       -------       --------  --------   -------     ---    ------- ------- --------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                $593      $7,661       $57,781       $154,584  $575,388   $65,490     $71    $26,472 $10,747 $898,787
                              ====      ======       =======       ========  ========   =======     ===    ======= ======= ========




    The accompanying notes are an integral part of this financial statement.

                      H.D. VEST, INC. SALARY SAVINGS TRUST
                      ------------------------------------


    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
    ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

                                                                        Participant Directed
                          ----------------------------------------------------------------------------------
                                     Capital
                                    Reserves  Kemper U.S.  Massachusetts                           H.D. Vest
                          Bank One   Money    Government     Investors     Oppenheimer   Putnam    Employer
                          Holding    Market   Securities      Trust A         Global     Voyager     Stock
                          Account     Fund       Fund           Fund           Fund       Fund       Fund
                          --------  --------  ----------   -------------   -----------   -------   ---------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Net appreciation
    (depreciation) in
    fair value of
    investments           $    -    $      -    $  (327)      $ 8,681        $ 17,830    $ 17,838   $ 61,070
   Interest and
    dividends                  -          63        307         6,168          12,886      49,536        128
   Realized gain (loss)        -           -        (42)          727           2,348      11,458        411
  Contributions-
   Participant                 -      12,464      2,825        17,750          65,140     189,748          -
   Employer match              -       2,493        565         3,550          13,013      37,968          -
   Rollovers                   -           -          -             -           9,567      22,324          2
                          ------    --------    -------       -------        --------    --------   --------

     Total additions           -      15,020      3,328        36,876         120,784     328,872     61,611
                          ------    --------    -------       -------        --------    --------   --------

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO:
  Withdrawals and
   benefits paid to
   participants and
   beneficiaries               -     (48,690)      (130)       (1,321)        (11,394)    (14,555)    (4,580)
  Loan payments                -           -          -             -               -           -          -
                          ------    --------    -------       -------        --------    --------   --------

     Total deductions          -     (48,690)      (130)       (1,321)        (11,394)    (14,555)    (4,580)
                          ------    --------    -------       -------        --------    --------   --------

NET INCREASE (DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS                     -     (33,670)     3,198        35,555         109,390     314,317     57,031

TRANSFERS WITHIN PLAN      3,575      36,384       (733)       (2,114)         (5,559)    (95,121)    33,485
                          ------    --------    -------       -------        --------    --------   --------

NET INCREASE (DECREASE)    3,575       2,714      2,465        33,441         103,831     219,196     90,516

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                       -         593      7,661        57,781         154,584     575,388     65,490
                          ------    --------    -------       -------        --------    --------   --------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, end of
 year                     $3,575    $  3,307    $10,126       $91,222        $258,415    $794,584   $156,006
                          ======    ========    =======       =======        ========    ========   ========


                          ------------------------------


                          H.D. Vest
                          Liquidity      Loan
                            Fund         Fund     Other     Total
                          ---------     -------  -------  ----------

ADDITIONS TO NET ASSETS
 ATTRIBUTED TO:
  Investment income-
   Net appreciation
    (depreciation) in
    fair value of
    investments            $    302   $     -   $     -   $  105,394
   Interest and
    dividends                    17         -         -       69,105
   Realized gain (loss)           -         -         -       14,902
  Contributions-
   Participant               17,710         -     5,495      311,132
   Employer match             3,538         -     1,099       62,226
   Rollovers                      -         -         -       31,893
                           --------   -------   -------   ----------

     Total additions         21,567         -     6,594      594,652
                           --------   -------   -------   ----------

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO:
  Withdrawals and
   benefits paid to
   participants and
   beneficiaries                  -         -         -      (80,670)
  Loan payments                   -    (3,747)        -       (3,747)
                           --------   -------   -------   ----------

     Total deductions             -    (3,747)        -      (84,417)
                           --------   -------   -------   ----------

NET INCREASE (DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS                   21,567    (3,747)    6,594      510,235

TRANSFERS WITHIN PLAN       (21,601)   51,684         -            -
                           --------   -------   -------   ----------

NET INCREASE (DECREASE)         (34)   47,937     6,594      510,235

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, beginning
 of year                         71    26,472    10,747      898,787
                           --------   -------   -------   ----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS, end of
 year                      $     37   $74,409   $17,341   $1,409,022
                           ========   =======   =======   ==========



   The accompanying notes are an integral part of this financial statement.

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
   ------------------------------------------------------------------------
                                  INFORMATION
                                  -----------

                     FOR THE YEAR ENDED DECEMBER 31, 1995
                     ------------------------------------


                                                                                Participant Directed
                              ---------------------------------------------------------------------------
                               Capital
                              Reserves    Kemper U.S.  Massachusetts                            H.D. Vest
                                Money     Government     Investors     Oppenheimer    Putnam    Employer
                               Market     Securities      Trust A         Global      Voyager     Stock
                                Fund         Fund           Fund           Fund        Fund       Fund
                              --------    -----------  -------------   -----------    --------  ---------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in
        fair value of
        investments           $      -       $  747       $ 8,640        $  7,540     $106,431  $(23,489)
      Interest and
       dividends                   159          402           885           9,576       31,692         -
      Realized gain (loss)           -           28         2,317           1,688       12,711      (744)
    Contributions-
      Participant               10,313        2,357        19,735          51,840      146,062         -
      Employer match             2,063          471         3,949          10,372       29,234         -
                              --------       ------       -------        --------     --------  --------

          Total additions       12,535        4,005        35,526          81,016      326,130   (24,233)
                              --------       ------       -------        --------     --------  --------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and
     benefits paid to
     participants and
     beneficiaries                (646)        (264)       (8,069)        (16,622)     (72,985)  (25,853)
    Loan payments                    -            -             -               -            -         -
                              --------       ------       -------        --------     --------  --------

          Total deductions        (646)        (264)       (8,069)        (16,622)     (72,985)  (25,853)
                              --------       ------       -------        --------     --------  --------

NET INCREASE (DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS                      11,889        3,741        27,457          64,394      253,145   (50,086)

INTERFUND TRANSFERS, net       (11,380)        (107)       (5,786)          6,349       (8,744)   36,315
                              --------       ------       -------        --------     --------  --------

NET INCREASE (DECREASE)            509        3,634        21,671          70,743      244,401   (13,771)

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                           84        4,027        36,110          83,841      330,987    79,261
                              --------       ------       -------        --------     --------  --------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of
  year                        $    593       $7,661       $57,781        $154,584     $575,388  $ 65,490
                              ========       ======       =======        ========     ========  ========

                              ---------------------------


                              H.D. Vest
                              Liquidity   Loan
                                Fund      Fund     Other     Total
                              ---------  -------  -------  ---------

ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
    Investment income-
      Net appreciation
        (depreciation) in
        fair value of
        investments           $      -   $     -  $     -  $  99,869
      Interest and
       dividends                   162         -        -     42,876
      Realized gain (loss)          (7)        -        -     15,993
    Contributions-
      Participant               23,162         -   (4,529)   248,940
      Employer match             4,610         -      442     51,141
                              --------   -------  -------  ---------

          Total additions       27,927         -   (4,087)   458,819
                              --------   -------  -------  ---------

DEDUCTIONS FROM NET
  ASSETS ATTRIBUTED TO:
    Withdrawals and
     benefits paid to
     participants and
     beneficiaries                 (11)        -        -   (124,450)
    Loan payments                    -    (5,101)       -     (5,101)
                              --------   -------  -------  ---------

          Total deductions         (11)   (5,101)       -   (129,551)
                              --------   -------  -------  ---------

NET INCREASE (DECREASE)
 PRIOR TO INTERFUND
 TRANSFERS                      27,916    (5,101)  (4,087)   329,268

INTERFUND TRANSFERS, net       (27,871)   11,224        -          -
                              --------   -------  -------  ---------

NET INCREASE (DECREASE)             45     6,123   (4,087)   329,268

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, beginning
  of year                           26    20,349   14,834    569,519
                              --------   -------  -------  ---------

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS, end of
  year                        $     71   $26,472  $10,747  $ 898,787
                              ========   =======  =======  =========



    The accompanying notes are an integral part of this financial statement.

                     H. D. VEST, INC. SALARY SAVINGS TRUST
                     -------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                               DECEMBER 31, 1996
                               -----------------



1.   PLAN DESCRIPTION:
     -----------------

General
-------

The H.D. Vest, Inc. Salary Savings Trust (the "Plan") is a defined contribution retirement plan established by H.D. Vest, Inc. (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. All employees of the Company who are age 21 or older and have completed one year of service, as defined, are eligible to participate. The Plan entry dates are January 1, April 1, July 1, and October 1 of each year. The Plan, which became effective January 1, 1993, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

The Plan's trustee is Banc One Investment Management Group, Inc. The trustee is designated to hold and invest plan assets for the benefit of plan participants in accordance with the terms of the plan agreement. In addition, CPI Qualified Plan Consultants, Inc. is responsible for keeping the records of the Plan and National Financial Services serves as the asset custodian. The Plan administrator is the Benefit Plan Advisory Committee consisting of three employees of the Company. This committee is responsible for Plan oversight.

Employer Contributions
----------------------

     Matching - The Company provided a matching contribution equal to 20% of each participant's contribution for the calendar year 1996 and 1995. Matching contributions were $62,226 and $51,141 in 1996 and 1995, respectively.

     Discretionary - Any amount deemed appropriate by the Company. No discretionary contributions were made in 1996 or 1995.

     Nonelective - The Company, at its sole discretion, may contribute an amount which it designates as a qualified nonelective contribution. There were no nonelective contributions in 1996 or 1995.

Participant Contributions
-------------------------

Eligible employees can contribute up to 15% of their annual compensation each calendar year, not to exceed $9,500 and $9,240 per participant in 1996 and 1995, respectively. Participant contributions, including rollovers, were $343,025 and $248,940 in 1996 and 1995, respectively.

Vesting
-------

Participants are immediately vested in their voluntary contributions and Company contributions and the earnings thereon.

Benefits
--------

In general, participants are eligible to receive vested benefits upon reaching the normal retirement age of 65, upon death (benefits are paid to a participant's beneficiary), upon permanent disability, upon termination of employment, or upon termination of the Plan. Participants are entitled to receive 100% of their account balance. At December 31, 1996, there was $3,575 of requested but not paid benefits owed to participants. At December 31, 1995, there were no unpaid benefits owed to participants.

Participant Accounts
--------------------

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions, related employer matching contributions, rollover contributions, if any, and an allocation of Plan income, gains, and losses. Allocations of income are based on participant earnings.

Investment Options
------------------

Upon enrollment in the Plan, a participant may direct employee and employer matching contributions in any increment into the six investment options. A description of each investment option is provided below:

     Capital Reserves Money Market - This fund seeks current income, stability, and liquidity through investment in high-quality money market securities.

     Kemper U.S. Government Securities Fund - The fund invests primarily in Government National Mortgage Association certificates of the modified pass-through type. The fund may invest in the entire range of maturities of fixed-income securities.

     Massachusetts Investors Trust A - The fund invests primarily in common stocks and convertible securities, emphasizing securities that are considered to be of high or improving quality. The fund may invest up to 35% of its assets in foreign securities, and a portion of the fund's assets may be held in debt securities and cash equivalents.

     Oppenheimer Global Fund - The fund invests primarily in common stocks issued by companies domiciled in at least three countries or securities of cyclical industries. The fund may use special investment techniques, such as hedging.

     Putnam Voyager Fund - The fund invests primarily in common stocks. Preferred stocks, debt securities, and convertible issues may also be held. The fund generally invests largely in the securities of smaller and less-seasoned companies.

     H.D. Vest Employer Stock - This fund invests in H.D. Vest, Inc. common stock. Any stock so acquired is purchased on the open market.

     H.D. Vest Liquidity Fund - This fund acts as a holding account until contributions can be transferred into H.D. Vest Employer Stock.

The net asset value per unit for the various unitized funds are as follows (the Capital Reserves Money Market Fund and the H.D. Vest Liquidity Fund do not have units):

                                                       1996                  1995
                                               --------------------  --------------------
                                                Number   Net Asset    Number   Net Asset
                    Fund                       of Units  Value/Unit  of Units  Value/Unit
     --------------------------------------    --------  ----------  --------  ----------

     Kemper U.S. Government Securities Fund      1,172     $ 8.64        852     $ 9.04
     Massachusetts Investors Trust A             6,309      14.46      4,549      12.71
     Oppenheimer Global Fund                     6,570      39.03      4,431      34.89
     Putnam Voyager Fund                        45,443      16.12     37,731      15.25
     H.D. Vest Employer Stock                   33,103       4.63     26,196       2.50

Loans to Participants
---------------------

The Plan allows for a participant to borrow from his or her participant account. A loan to a participant may not exceed 50% of the participant's vested benefit and cannot exceed $50,000. Loans are repayable through payroll deductions over periods ranging up to 60 months with a minimum loan amount of $1,000. If the purpose of the loan is to acquire or construct the primary residence of the participant, the period of repayment may exceed five years, but in no event shall it exceed the usual repayment period required by commercial lenders for similar loans. The interest rate is determined by the plan administrator based on prevailing market conditions and is fixed over the life of the note. At December 31, 1996 and 1995, the Plan had $74,409 and $26,472, respectively, in loans outstanding issued at 7.2% to 13% rates of interest. Loan withdrawals are included in Transfers Within Plan on the Statement of Changes in Net Assets Available For Benefits With Fund information.

Plan Amendments
---------------

Effective July 1, 1996, the Plan's trustees were changed from Ted Sinclair and Shannon Soefje, both officers of the sponsor to Banc One Investment Management Group, Inc.

Effective July 1, 1996, the Plan changed the date that participant-directed changes went into effect from the next business day to the first business day of the following month.

Expenses of the Plan
--------------------

All expenses related to the administration and operation of the Plan, including but not limited to legal, brokerage, and accounting fees, are paid by the Company. The Plan is not responsible for reimbursing the Company for expenses paid by the Company on behalf of the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation
--------------------

Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   DISCLOSURE OF SIGNIFICANT ASSETS:
     ---------------------------------

The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1996 and 1995, are as follows:


                                               1996      1995
                                             --------  --------

          Massachusetts Investors Trust A    $ 91,222  $ 57,781
          Oppenheimer Global Fund             256,362   154,584
          Putnam Voyager Fund                 731,823   575,388
          H.D. Vest Employer Stock            153,479    65,490

4.   TAX STATUS:
     -----------

The Plan is intended to satisfy the tax qualification requirements under Section 401(a) of the Internal Revenue Code, therefore, the contributions and investment earnings of the Plan and related trust are intended to be exempt from federal income taxes under Section 501(a). A determination letter dated September 10, 1996, was received from the Internal Revenue Service certifying the Plan's tax-exempt status as of January 1, 1995. The Plan was amended effective July 1, 1996, and those changes were not considered by the IRS before it granted the favorable determination letter mentioned above. The Plan's administrator intends to file for a new determination letter covering these amendments. Additionally, the plan administrator and the Plan's tax counsel believe the plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.   PLAN TERMINATION:
     -----------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants may elect to receive their nonforfeitable account balance as soon as administratively practicable.

6.   NEW ACCOUNTING PRONOUNCEMENTS:
     ------------------------------

SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," requires disclosure about derivative financial instruments, futures, forwards, swaps, option contracts, and other financial instruments with similar characteristics. This statement is effective for fiscal years ending after December 15, 1996. At December 31, 1996, the Plan did not hold any derivative financial instruments; however, the Oppenheimer Global Fund investment held by the Plan includes derivative financial instruments. As described by the Oppenheimer Global Fund prospectus, futures and options are used only for the purpose of managing the fund's exposure to stock and bond markets and to fluctuations in interest rates and currency values. The Plan's exposure with these derivative financial instruments is limited to the amount of investment in the mutual fund.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
     ----------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements and the Form 5500:

                                                                   December 31,  December 31,
                                                                       1996          1995
                                                                   ------------  ------------

     Net assets available for plan benefits per the financial
       statements                                                   $1,409,017      $898,787

     Amounts allocated to withdrawing participants                      (3,575)            -
                                                                    ----------      --------

     Net assets available for plan benefits per the Form 5500       $1,405,442      $898,787
                                                                    ==========      ========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                   December 31,  December 31,
                                                                       1996          1995
                                                                   ------------  ------------

     Distributions to participants per the financial statements     $   84,417      $129,551

     Amounts allocated to withdrawing participants at end
       of period                                                         3,575             -
                                                                    ----------      --------

     Distributions to participants per the Form 5500                $   87,992      $129,551
                                                                    ==========      ========

8.   SUBSEQUENT EVENT
     ----------------

Effective January 1, 1997 the Plan's recordkeeper was changed from CPI Qualified Plan Consultants, Inc. to Sedgewick Noble Lowndes.

                                                                      SCHEDULE 1

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


    ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
    -----------------------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                               EIN:  75-2154244
                               ----------------

                                  PLAN # 001
                                  ----------


 (a)                (b)                                (c)                        (d)          (e)
                                                                                             Current
        Identity of Party Involved          Description of Investment            Cost         Value
-----  -----------------------------  -------------------------------------   -----------  -----------

  *    Bank One                       Holding Account                         $   22,230   $   22,230

  *    H.D. Vest Financial Services   Capital Reserves Money Market                3,307        3,307

       Kemper U.S. Government
       Securities Fund                Mutual Fund, fixed income                   10,016       10,126

       Massachusetts Investors
       Trust A                        Mutual Fund, stock and debt                 89,892       91,222

       Oppenheimer Global Fund        Mutual Fund, growth stock and debt         248,862      256,362

       Putnam Voyager Fund            Mutual Fund, international stock
                                      and debt                                   755,783      731,823

  *    H.D. Vest Investment           H.D. Vest Employer Stock, par
       Securities, Inc.               value $5.50                                163,061      153,479

  *    H.D. Vest Investment
       Securities, Inc.               H.D. Vest Liquidity Fund                        37           37

  *    Participant Loans              Loans to Participants, interest rates
                                      ranging from 7.2% to 13%                         -       74,409
                                                                              ----------   ----------

                                                                              $1,293,188   $1,342,995
                                                                              ==========   ==========


* Column (a) indicates each identified person/entity known to be a party-in-interest.



    This supplemental schedule lists assets held for investment purposes at
      December 31, 1996, as required by the Department of Labor Rules and
                   Regulations for Reporting and Disclosure.

                                                                      SCHEDULE 2

                     H.D. VEST, INC. SALARY SAVINGS TRUST
                     ------------------------------------


          ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
          -----------------------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                               EIN:  75-2154244
                               ----------------

                                   PLAN #001
                                   ---------



              (a)                                    (b)                          (c)


                                                                               Purchase
  Identity of Party Involved                Description of Asset                 Price
-------------------------------  -------------------------------------------   ---------

INDIVIDUAL:                      NONE


SERIES TRANSACTIONS:

Purchases:

H.D. Vest Investment
 Securities, Inc.*               Capital Reserves Money Market                 $ 11,655
Massachusetts Financial
 Services                        Massachusetts Investors Trust A
                                 Mutual Fund                                     30,627
Oppenheimer Funds Distributors   Oppenheimer Global Funds Mutual
                                 Fund                                           116,373
Putnam Fiduciary Trust           Putnam Voyager Fund Mutual Fund                315,933
H.D. Vest Investment
 Securities, Inc.*               H.D. Vest Employer Stock                        33,960
H.D. Vest Investment
 Securities, Inc.*               H.D. Vest Liquidity Fund                        33,963

Sales:

H.D. Vest Investment
 Securities, Inc.*               Capital Reserves Money Market                 $      -
Massachusetts Financial
 Services                        Massachusetts Investors Trust A Mutual Fund          -
Oppenheimer Funds Distributors   Oppenheimer Global Funds Mutual Fund                 -
Putnam Fiduciary Trust           Putnam Voyager Fund Mutual Fund                      -
H.D. Vest Investment
 Securities, Inc.*               H.D. Vest Employer Stock                             -
H.D. Vest Investment
 Securities, Inc.*               H.D. Vest Liquidity Fund                             -


   (d)        (g)         (h)         (i)
                        Current
                        Value on      Net
 Selling    Cost of   Transaction    Gain/
  Price      Asset        Date       (Loss)
---------  ---------  ------------  --------









$      -   $ 11,655      $ 11,655   $     -


       -     30,627        30,627         -

       -    116,373       116,373         -
       -    315,933       315,933         -

       -     33,960        33,960         -

       -     33,963        33,963         -




$ 60,091   $ 60,091      $ 60,901   $     -

   6,496      5,578         6,496       918
  32,268     30,750        32,268     1,518
 123,263     91,118       123,263    32,145

   4,925      7,356         4,925    (2,431)

  33,999     33,999        33,999         -



Categories (e) Lease Rental and (f) Transaction Expense do not apply to any of these transactions.

*indicates each identified person known to be a party-in-interest


 This supplemental schedule is a listing and series of investment transactions in the same security
which alone, or in the aggregate, exceeded 5% of plan assets at January 1, 1996, as required by
  the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    H.D. VEST INC. SALARY SAVINGS TRUST



                                    By: /s/Timothy O'Brien
                                        ----------------------------------------
                                        Timothy O'Brien
                                        Member of the Administrative Committee